UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Blueprint Medicines Corporation

(Name of Subject Company)

Blueprint Medicines Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

09627Y109

(CUSIP Number of Class of Securities)

Kathryn Haviland

President and Chief Executive Officer

Blueprint Medicines Corporation

45 Sidney Street

Cambridge, Massachusetts 02139

(617) 374-7580

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

James Ding, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Blueprint Medicines Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 17, 2025 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Rothko Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), to purchase any and all of the issued and outstanding Shares of the Company for (i) $129.00 per Share in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, plus (ii) one (1) non-transferable contractual contingent value right per Share, representing the right to receive contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest, upon the achievement of specified milestones on or prior to the expiration of the applicable milestone period set forth in the Contingent Value Rights Agreement described in further detail in the Schedule 14D-9, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Aventis Inc., a Pennsylvania corporation and wholly owned subsidiary of Parent and direct parent of Purchaser, and Purchaser with the SEC on June 17, 2025. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. Except to the extent specifically amended or supplemented as provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence of the first paragraph under the section entitled “Item 2. Identity and Background of Filing Person. — (b) Tender Offer” on page 2 and replacing it with the following:

“On July 17, 2025, Purchaser announced an extension of the Offer until 5:00 p.m., Eastern time, on July 17, 2025, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at one minute following 11:59 p.m., Eastern time, on July 16, 2025.

Continental Stock Transfer & Trust Company, the depositary and paying agent for the Offer (the “Depositary”), has advised Purchaser that, as of 11:59 p.m., Eastern time, on July 16, 2025, approximately 29,742,419 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 45.85% of the outstanding Shares and approximately 23,400,152 Shares have been tendered by notice of guaranteed delivery, representing approximately 36.08% of the outstanding Shares. Shares tendered by notice of guaranteed delivery are not deemed validly tendered for purposes of satisfying the Minimum Tender Condition (as defined below) unless and until the Shares underlying such notice of guaranteed delivery are delivered to and “received” (as such term is defined in 251(h) of the DGCL (as defined below)) by the Depositary prior to the expiration of the Offer. The procedures for the guaranteed delivery of Shares require as a condition to the tender of such Shares that such Shares are delivered to the Depositary within one (1) Nasdaq trading day after the date of execution of the notice of guaranteed delivery.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(I)	Press Release issued by Sanofi on July 17, 2025 with respect to the extension of the Offer (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2025	Blueprint Medicines Corporation

	By:	/s/ Kathryn Haviland
	Name:	Kathryn Haviland
	Title:	Chief Executive Officer